Filed pursuant to Rule 433
February 23, 2018

Relating to Preliminary Prospectus Supplement dated February 23, 2018 to
Prospectus dated August 31, 2016
Registration Statement No. 333-213408

Harris Corporation
$300,000,000 Floating Rate Notes due February 2019
Final Term Sheet

Issuer:	Harris Corporation
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3/BBB-/BBB (Stable/Stable/Stable)
Security Type:	Senior unsecured notes (collectively, the “Notes”)
Principal Amount:	$300,000,000
Trade Date:	February 23, 2018
Settlement Date (T+2):	February 27, 2018
Maturity Date:	February 27, 2019
Interest Payment Dates:	May 27, 2018, August 27, 2018, November 27, 2018 and February 27, 2019, commencing on May 27, 2018
Public Offering Price:	100.000%, plus accrued and unpaid interest, if any, from February 27, 2018
Base Rate:	LIBOR (Reuters Page LIBOR01 or Bloomberg equivalent)
Index Maturity:	Three-month
Spread to LIBOR:	47.5 basis points
Initial Interest Rate:	Three-month LIBOR, determined as of two London banking days prior to the settlement date or the relevant interest reset date, as applicable, plus 0.475% per annum
Interest Reset Dates:	May 24, 2018 (the second London banking day preceding May 27, 2018), August 25, 2018, November 25, 2018 and February 25, 2019
Record Dates:	15 calendar days prior to each interest payment date
Optional Redemption:	The Notes will not be redeemable at the option of the issuer prior to maturity
Minimum Denomination:	$2,000 x $1,000
CUSIP / ISIN:	413875 AV7 / US413875AV75
Day Count Convention:	Actual / 360
Calculation Agent:	The Bank of New York Mellon Trust Company, N.A.
Use of Proceeds:
The net proceeds from the sale of the Notes in this offering, together with cash on hand, will be used to make voluntary contributions of approximately $300 million to the issuer’s U.S. qualified defined benefit pension plans during the remainder of the issuer’s fiscal 2018.

Joint Book-Running Managers:
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-4 of the preliminary prospectus supplement.
* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Citigroup Global Markets Inc. toll free at 1-800-831-9146.

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